SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July, 2003

Commission File Number ___________


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                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X            Form 40-F
                ---                    ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes                     No  X
          ---                    ---

      (If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)



         Registrant's telephone number, including area code: 972 3 575-2750

                               EXPLANATORY NOTE

Attached are the following exhibits:

99.1 Press release, released publicly on July 22, 2003, announcing the appointment of Gideon Argov as Chairman of the Board of Directors of Fundtech Ltd. and Stanley B. Stern as member of the Board of Directors of Fundtech Ltd.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           FUNDTECH LTD.


Date: July 23, 2003                        By: /s/ Joseph J. Aulenti
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                                              Joseph J. Aulenti
                                              Senior Vice President, General
                                              Counsel and Secretary